Exhibit 99.5

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 1 Investor Presentation Sep 2025

This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction . This communication is restricted by law ; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation . No Representations and Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to GCL Global Holdings Ltd . (GCL) or any of its subsidiaries . The recipient agrees and acknowledges that this presentation is not intended to form the basis of any investment decision by the recipient and does not constitute financial investment, tax or legal advice . No representation or warranty, express or implied, is or will be given by GCL or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information (including as to the accuracy, completeness or reasonableness of statements, estimates, targets, projections, assumptions or judgments) in this presentation or in any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto . The recipient also acknowledges and agrees that the information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material . GCL disclaims any duty to update the information contained in this presentation . Forward - looking statements This presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 . GCL’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward - looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward - looking statements . These forward - looking statements include, without limitation, GCL’s expectations with respect to future performance . These forward - looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results . Factors that may cause such differences include, but are not limited to : (1) our ability to distribute and publish new and “hit” game titles ; (2) success in developing and creating game IP ; (3) our ability to achieve the expected benefits of our pending acquisition of Ban Leong Technologies Limited and future acquisitions ; (4) our ability to grow and manage growth profitably, maintain relationships with consumers, resellers and game studios and retain key employees ; (5) success in our strategy to monetize game IP through transmedia ; (6) ability to develop a technology platform and diversify revenue streams ; (7) changes in the applicable laws or regulations ; (8) the possibility that GCL may be adversely affected by other economic, business, and/or competitive factors ; and (9) other risks and uncertainties that we have identified in our annual report on Form 20 - F filed with the U . S . Securities and Exchange Commission (the “SEC”) on July 31 , 2025 , and may identify from time to time in our filings with the SEC . GCL cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward - looking statements, including projections, which speak only as of the date made . GCL undertakes no obligation to and accepts no obligation to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based . Industry, Market Data and Partnerships : In this presentation, GCL relies on and refers to certain information and statistics regarding the markets and industries in which GCL competes . Such information and statistics are based on management’s estimates and/or obtained from third - party sources, including reports by market research firms and company filings . While GCL believes that such third - party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information . GCL has not independently verified the accuracy or completeness of the information provided by the third - party sources . This presentation contains descriptions of certain key business partnerships with GCL . These descriptions are based on GCL management team’s discussion with such counterparties, certain non - binding written agreements and the latest available information and estimates as of the date of this presentation . These descriptions are subject to negotiation and execution of definitive agreements with certain of such counterparties which have not been completed as of the date of this presentation . Financial Information; Non - GAAP Financial Terms Certain financial information and data contained in this presentation is unaudited and does not conform to Regulation S - X . Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement, or prospectus to be filed by GCL with the SEC . Some of the financial information and data contained in this presentation, such as EBITDA is not measures prepared in accordance with United States generally accepted accounting principles (“GAAP”) . GCL believes that these non - GAAP measures of financial results provides useful information to management and investors regarding certain financial and business trends relating to GCL’s financial condition and results of operations and in comparing GCL’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . GCL management does not consider this non - GAAP measure in isolation or as an alternative to financial measures determined in accordance with GAAP . The principal limitation of this non - GAAP financial measure is that it excludes significant expenses and income that is required by GAAP to be recorded in GCL’s financial statements . In addition, it is subject to inherent limitations as it reflects the exercise of judgments by management about which expense and income items are excluded or included in determining this non - GAAP financial measures . In order to compensate for these limitations, management presents this measure (EBITDA) with the most closely related GAAP result (net income) . Trademarks This presentation contains trademarks, trade names and copyrights of GCL and other companies, which are the property of their respective owners . THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 2 Forward Looking Statements

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 3

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 4 Game Distribution & Publishing Gaming Chair Gaming PC & Peripherals

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 5 Game Distribution & Publishing

Our game distribution division saw a particularly strong uplift in FY25, largely supported by the global release of several highly anticipated AAA titles No. of game copies sold (‘M) FY25 6.5 FY24 5.0 FY23 2.6 GCL Top 1. Total sales of GCL Group and its subsidiaries across physical and digital game titles THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 6

US EU ASIA GCL Has Global Physical Distribution Rights to One of the Fastest - Selling Games of all Time Our role as the global physical publisher for Black Myth: Wukong, a AAA title, where the success of the game has boosted our credibility in publishing and distribution across global markets THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 7

On the publishing front, we continued to expand our pipeline and deliver content that resonates with regional and global audiences. FY25 marked continued strategy to publish high - potential titles Publishing Titles FY24 FY25 Cumulative No. of Games Published # 12 8 3.4 1.1 4.9 FY24 Revenue FY25 Gross profit FY2025 GCL Game Publishing Revenue US$’M +367.1% YoY 16 THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 8 # Including two expired publishing contracts

Game Publishing Showcase Nekcom is currently developing Showa American Story, a role - playing game that pays tribute to 80's pop culture featuring a string of cult classic B - Movies. Playing as 19 - year - old stuntwoman, Chouko, gamers will join her on a journey of truth and revenge across a version of North America where the United States is an unofficial colony of Japan THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 9

Growth Strategy Focused on Game IP Development and Investment We might just be looking at the next Game Of The Year” – Asmongold GCL Acquired 20% of NEKCOM Inc. and Obtained Global Publishing Rights for its Upcoming Game “SHOWA AMERICAN STORY” https://www.youtube.com/watch?v=tmx1JlXVceE THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 10

Showa American Story – Strong Traction Presented at – ChinaJoy 2025 & WePlay Expo 2024 THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 11

Game Publishing Showcase Sword Panda is currently developing Sword Sage Awakening; a high - fidelity action RPG rooted in martial arts fantasy. The game showcases exceptional combat design and worldbuilding, and we are actively working with the studio on its go - to - market and publishing roadmap THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 12

Leap Studio is preparing for a Version 1.0 PC and console release of Realm of Ink , a visually stunning title that explores psychological themes through traditional ink - brush aesthetics. It’s an innovative title that pushes artistic boundaries while offering wide commercial appeal Game Publishing Showcase THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 13

h D n

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 15 Game Publishing Showcase Hoothanes is currently developing The Defiant, a AAA shooter that brings the War of Resistance Against Japan to life for the first time in a high - budget game. Set across four distinct fronts — from icy battlefields in the Northeast to the bustling, spy - filled streets of 1940s Shanghai — it combines Hollywood - level storytelling with tactical FPS combat. Built in Unreal Engine 5 by a veteran film – game team, the Defiant aims to become a cultural landmark in China and a globally appealing franchise for players seeking fresh, authentic WWII experiences.

Action & Warfare Video Scene

Gameplay Interaction Style Reference

Global Media Coverage China Global Television Network is the international broadcasting division of China Media Group under the State Council of the People's Republic of China. CGTN produced a documentary commemorating the 80th anniversary of the end of World War II, and it aired globally on 15th August. The documentary included an interview with Kong, the producer of the Defiant https://news.cgtn.com/news/2025 - 06 - 05/Game - of - Truth - CGTN - Explores - the - Development - of - The - Defiant -- 1DXrniNKk5q/p.html

GCL Anticipated IP Timeline – FY26 & Beyond Indicative timeline The Defiant Sword Sage Realm of Ink Showa Project Island

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 20 Game Distribution & Publishing Gaming Chair Gaming PC & Peripherals

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 21 Game Distribution & Publishing

Strategic Acquisition: Ban Leong Technologies Bolt - on acquisition strategy for gaming hardware and consumer electronics PC Hardware Gaming Graphic Cards IT & Gaming Peripherals / Accessories Networking & Smart Home (IoT) Audio & Multimedia Software & Internet Security Solution Wearables & Lifestyle Technology Commercial Systems & Enterprise Technology

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 23 IP Hardware Collaborations *Other IP hardware collaborations as an example of what is possible

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 24 The Future of Gaming Chairs - Built - in Spatial Audio

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 25 Financials

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 26 77.4 97.5 142.1 286.8 FY23 FY24 FY25 FY25 (Pro Forma) Revenue US$’M +45.7% YoY 4.4 1.0 13.0 FY23 FY24 FY25 FY25 (Pro Forma) 13.8 13.3 21.2 33.8 FY23 FY24 FY25 FY25 (Pro Forma) +59.5% YoY Net Income US$’M 2.1 - 2.0 5.0 6.3 +980.0% YoY +350.0% YoY +26.0% YoY Gross Profit US$’M - 3.6% YoY Results For Fiscal Year 2025 ending March 31, 2025 - 195.2% YoY - 77.3% 10.8 YoY FY23 FY24 FY25 FY25 (Pro Forma) EBITDA US$’M GCL audited financials and unaudited pro forma combined financials with the recently completed acquisition of Ban Leong Technologies Limited

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 27 Results For Fiscal Year 2025 ending March 31, 2025 6.1 3.4 16.0 2.0 1.1 4.9 FY23 FY24 FY25 Revenue Gross Profit 3.3 3.1 2.8 1.7 1.6 1.6 FY23 FY24 FY25 Revenue Gross Profit 68.1 91.0 123.3 10.1 10.7 14.7 FY23 FY25 FY24 Revenue Gross Profit Console Game US$’M +33.7% YoY +35.4% YoY - 43.8% YoY Game Publishing US$’M 367.1% YoY Media & Others US$’M - 5.6% YoY - 9.9% YoY 123.3M (43.0%) 16M (5.6%) 2.8M (1.0%) US$286.8M GCL Revenue FY25 (Pro Forma) Segment Contribution Console Game Game Publishing Media & Others Hardware 123.3M (86.7%) (11.3%) 2.8M (2.0%) US$142.1M GCL Revenue FY25 16M Segment Contribution Console Game Game Publishing Media & Others 154.5 153.0 144.7 14.8 13.4 12.6 FY23 FY24 FY25 Revenue Gross Profit Hardware US$’M - 1.0% YoY - 5.4% YoY (50.5%) 144.7M

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 28 Strategy

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 29 Transmedia Strategy Continues to Gain Momentum Strong IP allows for adaptations leading to potential for further monetization

Expertise : Rougelite Expertise : Storyline & Narrative Expertise : ARPG Ecosystem Of Game Studios Tapping The Strength of our Portfolio Studios Expertise : Open World * Expertise : Environment & FPS THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 30 *assuming certain conditions in the publishing agreement are met

Business Ecosystem Distribution & Consumer Products THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 31 Game Studios and Entertainment (IP) Pte. Ltd.

• Economic advantages of working with Chinese game studios • Lower cost of capital compared to Western studios while maintaining comparable quality Economic Advantages of Chinese Gaming Companies https://www.gamesradar.com/games/action - rpg/black - myth - wukong - reportedly - cost - around - usd43 - million - to - make - and - this - usd60 - action - rpg - has - now - sold - over - 20 - million - copies - across - pc - and - ps5/ https://www.statista.com/chart/1466/most - expensive - video - games - of - all - time/ THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 32

Global Appetite For Culturally Rich IP From Asia Strategic Positioning for Global Markets https://gameworldobserver.com/2025/01/31/black - myth - wukong - 25m - copies - sold - merchandise - china https://www.straitstimes.com/life/entertainment/chinese - film - nezha - 2 - becomes - highest - grossing - animated - film - globally https://en.wikipedia.org/wiki/Ne_Zha_2 THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 33

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT GCL Is Strategically Positioned Globally With U.S, E.U & Asian game studios 34

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT GCL Is Strategically Positioned Globally With U.S, E.U & Asian game studios 35

Summary FY26 & Beyond Full Year FY25 Revenue FY25 US$ 142.1m Net Income FY25 US$ 5.0m +45.7% YoY Growth +350.0% YoY Growth 01 Anticipated release of several AAA titles 02 Launch of Switch 2 03 Strategic acquisition: Ban Leong Technologies 04 Ongoing game investment & global publishing strategy EBITDA FY25 US$ 10.8m +980.0% YoY Growth 36 THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT

THE ASIAN POWERHOUSE IN GAMES & ENTERTAINMENT 37 www.gclglobalholdings.com